September 21, 2009
VIA TELEFAX AND UPS OVERNIGHT
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities
     and Exchange Commission
100 F. St. Street, NE
Washington, DC 20549
Re:	Sunair Services Corporation Form 10-K for the year ended September 30, 2007 Filed 01/15/08 Form 10-K for the year ended September 30, 2008 Filed 01/13/09 File No. 001-04334
Dear Ms. van Doorn:
     This letter is in response to your letter to Mr. Jack Ruff, our Chief Executive Officer and President, dated August 21, 2009. Your letter requested a response from Sunair Services Corporation (“Sunair”) within ten business days, on or before September 4, 2009. However, pursuant to a phone call to Ms. Barberich, followed by a written filed request, we were given an extension to file no later than September 21, 2009. Attached, please find our response. Please note that the format of the response first sets out the comments from the August 21st letter and then provides Sunair’s response.
     We look forward to working with you in answering any further questions or comments that you may have with respect to our response. Should you have any questions or further comments regarding Sunair’s response, please contact the undersigned at (561) 208-7400 office or (407) 948-3317 cell. If you wish to correspond via mail our new address is 1350 E Newport Center Drive, Suite 201, Deerfield Beach, FL 33442.

Very truly yours,
Edward M. Carriero, Jr.
Chief Financial Officer

cc: Jack Ruff, CEO

Ms. Linda van Doorn
September 21, 2009

Note 1 — Business Activity and Summary of Significant Accounting Policies, page 35
1. We note your responses to our previous comments, and we continue to consider the reasonableness of your goodwill balance and your impairment analysis. We note that you consider your Lawn Care and Pest Control Services segment to be one reporting unit, the Middleton reporting unit. Please tell us how you determined that you only have one reporting unit based on paragraphs 18 and 30-36 of SFAS 142. In particular, you told us in a previous response dated September 2, 2008 that you monitor your profitability and allocate resources on a branch district level; thus it appears that your branches may be operating segments and that you have multiple operating units within your Middleton subsidiary; please explain and review your goodwill impairment analysis accordingly.
Company Response: The Company supplementally advises the Staff that with respect to our lawn and pest control services we have concluded that they are one reportable segment. The Chief Operating Decision Makers (CODM’s) review the financial information for these businesses at the revenue and gross margin level. Financial information at a discreet operating or service unit level is not available without investing time and resources to ensure that the information has been properly segregated. Our financial systems provide revenue and partial cost of sales information (direct labor and chemical costs) for these services since our financial systems does not allocate all operating expenses (i.e. 1) vehicle expense including fuel, insurance and repairs and maintenance, 2) occupancy costs, 3) job supplies, 4) payroll taxes and benefits, 5) training and vacation costs, etc.) nor does it allocate administrative expenses to these services. Decisions made by our CODMs regarding allocation of resources or operational matters are not made based on the type of service that is provided. We are not organized by service line. That is we are not organized by pest control and lawn and shrub care services. We are organized by branches and district levels each of which contains all types of services (i.e. pest control, lawn care and termite services). The Company operates as one business unit with various functional departments supporting its sales, marketing and administrative functions. We evaluate our financial performance primarily based upon service revenues vs. budget and prior year. Although sales and certain operating costs are evaluated by service type, we do not allocate all operating expenses to the services—this further supports that the business is managed on a consolidated basis. Resource allocation decisions are made centrally based on overall company performance.
Paragraph 18 of SFAS 142 indicates that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. (Paragraphs 30-36 provide guidance on determining reporting units.) Paragraph 30 of FASB 142 indicates that a reporting unit is an operating

Ms. Linda van Doorn
September 21, 2009

segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management, including our CODMs, regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity. Paragraph 17 of Statement 131 should be considered in determining if the components of an operating segment have similar economic characteristics.
Paragraph 17 of Statement 131 indicates that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a. The nature of the products and services
b. The nature of the production processes
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
The services, type of customer and the methods that we use to distribute our services are similar among all of our branches. Many of the branches that we have were acquired by the entity, Middleton, our platform company. Our acquisition strategy was to acquire businesses with similar service offerings and characteristics which would enable us to expand our customer base by entering new geographic regions. The acquired entities were integrated with our existing business (i.e. acquired customers were transferred to existing Middleton branches and existing Middleton customers were transferred to acquired branches) in order to improve operating efficiencies and ensure that the operating business model, policies, procedures and processes were based on a common platform. Based on this the branches are not deemed to be separately distinguishable as a reporting unit. Therefore, Middleton would be the only one reporting unit which would result in the goodwill impairment test being performed at the entity level and therefore no adjustment to our goodwill impairment analysis is necessary.

Ms. Linda van Doorn
September 21, 2009

     We also provide to the Staff the following statements made by the Company:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.